

16013921

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ministry Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 W. Imperial Hwy, Suite 120
(No. and Street)

Brea (City) CA (State) 92821 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph W. Turner (714) 671-5720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchinson and Bloodgood LLP
(Name – *if individual, state last, first, middle name*)

550 N. Brand Blvd. 14th Floor (Address) Glendale (City) CA (State) 91203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aWB

OATH OR AFFIRMATION

I, Joseph W. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ministry Partners Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President and CEO

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Orange)

On 02/25/16 before me, Denise Snow,
Date Here Insert Name and Title of the Officer

personally appeared Joseph Wayne Turner - President and CEO of Ministry Partners Investment Company, LLC.,
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public


DENISE F. SNOW
Commission # 2092616
Notary Public - California
Orange County
My Comm. Expires Dec 7, 2018

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document US SECURITY AND EXCHANGE COMMISSION, WASHINGTON, D.C. 20549
Title or Type of Document: ANNUAL AUDIT REPORT FORM X-17A-5 PART III Document Date: 2/25/16 DS
Number of Pages: 2 (Excluding This Page) Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: JOSEPH WAYNE TURNER
☑ Corporate Officer — Title(s): PRESIDENT AND CEO
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: MINISTRY PARTNERS INVESTMENT COMPANY, LLC.

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______



HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ministry Partners Securities, LLC
Brea, California

We have audited the accompanying statements of financial condition of Ministry Partners Securities, LLC (the Company) as of December 31, 2015 and 2014, and the related statements of operations, member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ministry Partners Securities, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hutchinson and Bloodgood LLP

Glendale, California
February 25, 2016

MINISTRY PARTNERS SECURITIES, LLC

Statements of Financial Condition
December 31, 2015 and 2014

	2015	2014
ASSETS		
Cash	$ 169,947	$ 382,037
Cash, restricted	52,747	53,484
Concessions/commissions receivable	7,776	9,670
Property and equipment, net	9,774	12,865
Other assets	1,470	2,634
Total assets	$ 241,714	$ 460,690
LIABILITIES AND EQUITY		
Liabilities		
Accounts payable	$ 95,541	$ 88,465
Accrued compensation	24,549	36,639
Total liabilities	120,090	125,104
Member's equity		
Common ownership	1,900,000	1,900,000
Accumulated deficit	(1,778,376)	(1,564,414)
Total member's equity	121,624	335,586
Total liabilities and member's equity	$ 241,714	$ 460,690

The Notes to Financial Statements are an integral part of these financial statements.

MINISTRY PARTNERS SECURITIES, LLC

Statements of Operations
Years ended December 31, 2015 and 2014

	2015	2014
Revenue		
Concessions	$ 617,584	$ 646,515
Commissions	411,127	78,327
Advisory fees	114,208	63,040
Total revenue	1,142,919	787,882
Expenses		
Salaries and benefits	782,211	554,320
Marketing and promotion	31,651	29,161
Clearing expenses	64,136	54,361
Office occupancy	33,990	53,806
Office operations and other expenses	314,419	234,534
Professional fees	125,374	130,742
Total expenses	1,351,781	1,056,924
Loss before provision for income taxes and state fees	(208,862)	(269,042)
Provision for income taxes and state fees	5,100	3,300
Net loss	$ (213,962)	$ (272,342)

The Notes to Financial Statements are an integral part of these financial statements.

MINISTRY PARTNERS SECURITIES, LLC

Statements of Member's Equity
Years ended December 31, 2015 and 2014

	Common Ownership Amount	Accumulated Deficit	Total
Balance, December 31, 2013	$ 1,650,000	$ (1,292,072)	$ 357,928
Capital contributions	250,000	--	250,000
Net loss	--	(272,342)	(272,342)
Balance, December 31, 2014	1,900,000	(1,564,414)	335,586
Net loss	--	(213,962)	(213,962)
Balance, December 31, 2015	$ 1,900,000	$ (1,778,376)	$ 121,624

The Notes to Financial Statements are an integral part of these financial statements.

MINISTRY PARTNERS SECURITIES, LLC

Statements of Cash Flows
Years ended December 31, 2015 and 2014

	2015	2014
Cash Flows from Operating Activities		
Net loss	$ (213,962)	$ (272,342)
Adjustments to reconcile net loss to net cash used in operating activities		
Loss on disposed assets	1,048	--
Depreciation	4,867	1,987
Net change in:		
Cash, restricted	737	1,497
Other assets	3,058	6,650
Accounts payable and accrued expenses	(5,014)	26,292
Net cash used in operating activities	(209,266)	(235,916)
Cash Flows used in Investing Activities		
Purchase of property and equipment	(2,824)	(9,856)
Cash Flows provided by Financing Activities		
Capital contributions	--	250,000
Net increase (decrease) in cash	(212,090)	4,228
Cash, beginning	382,037	377,809
Cash, ending	$ 169,947	$ 382,037
Supplemental Disclosures of Cash Flow Information		
Income taxes paid	$ 800	$ 800

The Notes to Financial Statements are an integral part of these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Ministry Partners Securities, LLC (the Company) was formed in California as a limited liability company on April 26, 2010. The Company is wholly-owned by Ministry Partners Investment Company, LLC (MPIC). Offices of the Company are located in Brea, Glendora and Fresno, California.

On March 2, 2011, the Company became a registered broker dealer firm under Section 15 of the Securities Exchange Act of 1934. Effective as of March 2, 2011, the Company's application for membership in the Financial Industry Regulatory Authority (FINRA) was approved. The Company is a non-carrying broker that has been formed to provide financing solutions for churches, charitable institutions and faith-based organizations and act as a selling agent for securities offered by such entities. The Company will act as a selling agent for MPIC's debt securities and provide securities brokerage services to other credit unions and credit union service organizations and the customers and institutions they serve.

Ministry Partners Securities LLC is a member of the Securities Investor Protection Corporation (SIPC).

In May of 2012, the Company began selling Secured Investment Certificates on behalf of MPIC. On September 24, 2012, the Company received a no objection letter from FINRA, thereby authorizing the Company to act as a selling agent for MPIC's Class A Notes offering that is offered under a registration statement declared effective by the U.S. Securities and Exchange Commission (SEC) on October 11, 2012. In November 2012, the Company also began selling investments in mutual funds. In addition to serving as a selling agent for MPIC's debt securities, the Company offers other investment products including mutual funds.

In March 2013, the Company entered into a selling agreement with MPIC that enables the firm to sell MPIC's Series 1 Subordinated Capital Notes and 2013 International Notes. On July 11, 2013, the Company executed a new membership agreement with FINRA which authorized it to act on a fully disclosed basis with a clearing firm to expand its brokerage activities. In addition, on July 11, 2013, the State of California granted its approval for the Company to provide registered investment advisory services. Finally, on September 26, 2013, the Company entered into a clearing firm agreement with Royal Bank of Canada Dain Rauscher (RBC Dain), thereby enabling it to open brokerage accounts for its customers and access to RBC Dain's investment and insurance platform. The Company can now offer a broad scope of investment products that enable it to better serve its clients.

In July, 2013, the Company entered into a solicitor agreement with Curian Capital to provide referral services to their investment advisory platform. As a result, the Company earns solicitor fees on clients who utilize the services provided by Curian Capital. In September 2014, the Company entered into an agreement with Envestnet Asset Management, Inc. to provide investment advisory services. Similar to the Curian Capital agreement, the Company earns solicitor fees on investments made by the Company's clients through the Envestnet platform.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

On March 14, 2013, the Company received a resident license from the California Department of Insurance to act as an Insurance Producer under the name Ministry Partners Insurance Agency, LLC (MPIA). MPIA has reached agreements with multiple insurance companies to offer their life and disability insurance products, as well as fixed and variable annuities.

On July 31, 2014, the Company executed a networking agreement with America's Christian Credit Union ("ACCU"), whereby ACCU will refer its credit union members to the Company for investment and insurance services and financial planning. The Company reached a similar agreement with Evangelical Christian Credit Union ("ECCU") on October 6, 2014. Under the terms of the networking agreements, the Company remits a proportional share of the revenue to both ACCU and ECCU when their members utilize the investment and insurance services of the Company.

The Company has executed additional selling and/or solicitor agreements with additional third party investment and insurance product providers to meet client or member needs.

Due to its broad offering of products and services, the Company is directly regulated by the following federal and state entities: the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the California Department of Business Oversight, and the California Department of Insurance. In addition, the Company is licensed with the state insurance or securities divisions in every state in which business is conducted. Through December 31, 2015; the Company was licensed for insurance in 17 states and for investments in 25 states.

Basis of Accounting and Revenue Recognition: The accompanying financial statements are presented on the accrual basis of accounting.

For sales of securities, other than mutual funds, the Company recognizes concession or commission income as of the trade date. Concession income on sales of mutual funds and advisory fees are recognized as of the settlement date.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: For purposes of the statement of cash flows, cash equivalents include demand deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company had no cash positions other than demand deposits as of December 31, 2015 and 2014.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment: Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives (five years) of the assets.

Income Taxes: The Company is a limited liability company (LLC) for both federal and state tax purposes. The Company is treated as a partnership for federal and state income tax purposes. Consequently, the tax effects of the Company's income or loss are passed through to the member and reported in the member's income tax returns. For state purposes, the Company is subject to the State of California's LLC gross receipts fee and the state minimum tax. For the years ended December 31, 2015 and 2014, the Company was subject to gross receipts fees of $6,000 and $2,500, respectively, in addition to the $800 minimum tax.

Recent Accounting Pronouncements: In August 2015, the FASB issued Accounting Standards Update 2015-14, which deferred the effective date of ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard will now be effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on the financial statements.

In November 2015, the FASB issued ASU 2015-17, *Income Taxes (Topic 740)*, which simplifies the balance sheet presentation of deferred income taxes. The amendments in the update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments apply to all entities that present a classified statement of financial position. The Company is evaluating the effect that the updated standard will have on the financial statements.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company entered into an Administrative Services Agreement with MPIC which stipulates that MPIC will provide certain facilities and services to the Company. This agreement was updated in December 2015. These services include the lease of office space, use of equipment, including computers and phones, and payroll and personnel services. MPIC has charged the Company for payroll and personnel costs based on estimates of actual time spent by MPIC employees on Company matters. Other expenses have been allocated to the Company using an estimate based on the number of employees working on Company matters as a percentage of the total number of employees at MPIC. These expenses are accrued on a monthly basis and paid the following month. As of December 31, 2015 and 2014, the Company has accrued $51,303 and $72,740, respectively, for unpaid expenses. The total expenses charged to the Company by MPIC were $912,926 and $679,781 for the years ended December 31, 2015 and 2014, respectively.

NOTE 2. RELATED PARTY TRANSACTIONS (Continued)

During the years ended December 31, 2015 and 2014, the Company sold securities issued by MPIC and received concessions for these sales. See Note 7, Securities Sales, for further explanation of these transactions.

The Company's Board of Managers comprises four individuals, all of whom are members of the Board of Managers of MPIC. One of these individuals resigned from the Board of Managers of the Company and MPIC as of January 29, 2016. See Footnote 9, Subsequent Event.

NOTE 3. RESTRICTED CASH

Restricted cash consists of funds the Company is required to maintain in a Central Registration Depository (CRD) account with FINRA as well as funds the Company has deposited with RBC DAIN as clearing deposits. The CRD funds may only be used for fees charged by FINRA to maintain the membership status of the Company as well as fees related to registered and associated persons of the Company. At December 31, 2015 and 2014, restricted cash held in the CRD account totaled $1,491 and $2,284, respectively. At December 31, 2015 and 2014, restricted cash held with RBC Dain totaled $51,256 and $51,199.

NOTE 4. PREMISES AND EQUIPMENT, NET

Premises and equipment at December 31 consisted of the following:

	2015	2014
Furniture, fixtures and equipment	$ 40,825	$ 39,452
Less accumulated depreciation	31,051	26,587
	$ 9,974	$ 12,865

NOTE 5. RESERVE REQUIREMENTS

The Company is exempt from the computation for Determination of the Reserve Requirements pursuant to SEC rule 15c3-1(k)(2)(ii).

NOTE 6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's net capital rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $5,000 or 6.667% of aggregate indebtedness. As of December 31, 2015, the Company had net capital of $101,113 which was $93,107 in excess of its required net capital of $8,006. As of December 31, 2014, the Company had net capital of $308,133 which was $299,733 in excess of its required net capital of $8,178.

NOTE 7. SECURITIES SALES

On January 15, 2015, the Company entered into a Placement Agency Agreement with MPIC pursuant to which it agreed to act as MPIC's lead placement agent for an offering of MPIC's 2015 Secured Investment Certificates (the Secured Certificates). The Secured Certificates were offered and sold to qualified investors that meet the requirements of Rule 506 of Regulation D, promulgated by the U.S. Securities and Exchange Commission (SEC).

On September 21, 2012, the Company began acting as a participating broker in MPIC's Class A Notes Offering, an offering of debt securities under a prospectus filed with the SEC. Beginning in January 2014, the Company reached an agreement to act as managing broker of this offering. The offering expired in December 2014. In January 2015, MPIC replaced the expired Class A Note Offering by filing the Class 1 Note Offering under a new prospectus. The Company acted as a participating broker and managing broker for a new MPIC offering during the year ended December 31, 2015.

The Company also has entered into agreements with MPIC to act as a participating selling broker for MPIC's Subordinated Capital Notes as well as its International Notes.

The Company recognized concession income of $617,584 and $646,515 related to MPIC securities sold during the years ended December 31, 2015 and 2014, respectively.

NOTE 8. OTHER PRODUCT SALES

The Company has entered into selling agreements with a number of companies to sell mutual fund investments, investments in Real Estate Investment Trusts (REITs), investments in 401k plans. The Company receives sales commissions on these transactions according to the agreements signed with other broker-dealers. The Company has also earned commissions on the sale of stock and investments in Unit Investment Trusts (UITs) through RBC Dain. RBC Dain allows the Company's clients to purchase these products through a clearing broker-dealer.

The Company's insurance agency, MPIA, sells fixed and variable annuities and receives commissions on these sales as well as trail commissions on continued investment in insurance products through companies with which the Company has selling agreements. The Company recognized commission income of $411,127 and $78,327 during the years ended December 31, 2015 and 2014, respectively.

The Company also earns investment advisory fees on customer investments made through the Curian Capital and Envestnet services platforms. The Company recognized advisory fee income of $114,208 and $63,040 during the years ended December 31, 2015 and 2014, respectively.

NOTE 9. SUBSEQUENT EVENTS

On January 29, 2016, Robert McDougall announced his resignation from the Company's Board of Managers. He concurrently announced his resignation from MPIC's Board of Managers. The Company has not, as of the date of this report, replaced Mr. McDougall on the Board of Managers.

Supplemental Information

MINISTRY PARTNERS SECURITIES, LLC

Schedule I – Computation of Net Capital, Pursuant to Rule 15c3-1
December 31, 2015

Computation of Net Capital

Total Equity		$ 121,624
Less: Non-Allowable Assets		20,511
Tentative Net Capital		101,113
Less: Haircuts		--
Net Capital		101,113

Computation of Net Capital Requirement

(A) Minimum net capital based on aggregate indebtedness (6.667% of aggregate indebtedness)	$ 8,006	
(B) Minimum dollar requirement per 240.15c3-1 (a)(2)(vi)	$ 5,000	
Net Capital requirement (greater of (A) or (B))		8,006
Excess net capital		$ 93,107

At December 31, 2015, Non-Allowable Assets consisted of a CRD account held with FINRA that represented a balance of $1,491, other assets of $1,470, concessions receivable of $7,776, and fixed assets with a net balance of $9,774.

Aggregate Indebtedness	$ 120,090
Ratio of aggregate indebtedness to net capital	1.19

Reconciliation to Form X-17A-5

Net Capital as reported on Form X-17A-5 (unaudited)	$ 106,213
Audit adjustments	(5,100)
Net Capital per above	$ 101,113

MINISTRY PARTNERS SECURITIES, LLC

Schedule II – Determination of Reserve Requirement, Pursuant to Rule 15c3-1
Year ended December 31, 2015

The Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(ii).

MINISTRY PARTNERS SECURITIES, LLC

Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-1
Year ended December 31, 2015

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control according to the provision of Rule 15c3-3(k)(2)(ii).

Ministry Partners Securities, LLC

Exemption Review Report

Year Ended December 31, 2015

TABLE OF CONTENTS


HUTCHINSON and BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON REVIEW OF EXEMPTION REPORT

To the Member of
Ministry Partners Securities, LLC
Brea, California

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Ministry Partners Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Ministry Partners Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k) *(2)(ii)*, (the "exemption provisions") and (2) Ministry Partners Securities, LLC stated that Ministry Partners Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ministry Partners Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ministry Partners Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hutchinson and Bloodgood LLP

Glendale, California
February 25, 2016



MINISTRY PARTNERS™

Assertions Regarding Exemption Provisions

We, as members of the management of Ministry Partners Securities, LCC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2015 through December 31, 2015.

Ministry Partners Securities, LLC

By: ______________________

Joseph W. Turner, CEO
(Name and Title)

02/16/16
(Date)

Ministry Partners Securities, LLC

AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Year Ended December 31, 2015

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

TABLE OF CONTENTS



HUTCHINSON and BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Ministry Partners Securities, LLC
Brea, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Ministry Partners Securities, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including trial balances, detail of revenues from the sale of variable annuities, and detail of commissions paid in connection with securities transactions), noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (including trial balances, detail of revenues from the sale of variable annuities, and detail of commissions paid in connection with securities transactions) supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hutchinson and Bloodgood LLP

Glendale, California
February 25, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*******3239*********************MIXED AADC 220
068628 FINRA DEC
MINISTRY PARTNERS SECURITIES LLC
915 W IMPERIAL HWY STE 120
BREA CA 92821-3850

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Flude (714) 784-7139

2. A. General Assessment (item 2e from page 2)		$ 2,389
B. Less payment made with SIPC-6 filed (exclude interest) 7/23/15 Date Paid		(1,119)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		1,270
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,270
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,270	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ministry Partners Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of February, 2016.

President + CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,142,919
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	123,700
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	63,575
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii)	0
Total deductions	187,257
2d. SIPC Net Operating Revenues	$ 955,662
2e. General Assessment @ .0025	$ 2,389

(to page 1, line 2.A.)

Ministry Partners Securities, LLC

Financial Report

For years ended December 31, 2015 and 2014

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